Filed Pursuant to Rule 424(b)(3)
Registration Number 333-140362
PROSPECTUS

591,594 Shares

Protection One, Inc.
Common Stock

This prospectus relates to the resale from time to time by the selling stockholders of up to 591,594 shares of our common stock issuable upon the exercise of options to acquire shares of our common stock. All of the shares of common stock offered under this prospectus are issuable upon the exercise of options that were assumed in connection with a merger (“Merger”) between a wholly owned subsidiary of the registrant and Integrated Alarm Services Group, Inc. (“IASG”), which was completed on April 2, 2007. In the merger agreement (the “Merger Agreement”) with IASG, the registrant agreed to register the shares issuable upon the exercise of the options.

The prices at which the selling stockholders may sell the shares will be determined by prevailing market prices or through privately negotiated transactions. We will not receive any proceeds from the sale of any of the shares. We will, however, receive the exercise price of the options when and if they are exercised. The exercise price of the options is $31.90 per share. We have agreed to bear the expenses of registering the shares covered by this prospectus under federal and state securities laws.

The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell the shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling stockholders may offer the shares for sale. The selling stockholders may sell any, all or none of the shares offered by this prospectus.

Our common stock is quoted on the Nasdaq Global Market under the symbol “PONE.” The last reported sale price of our common stock on the Nasdaq Global Market on August 20, 2007 was $13.28 per share.

You should carefully consider the risk factors beginning on page 3 of this prospectus before making any decision to invest in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 22, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus.

i

SUMMARY

This summary highlights information about us and the common stock being offered by this prospectus. This summary is not complete and may not contain all of the information that you should consider prior to making an investment decision. You should read the entire document carefully. References in this prospectus to: “Protection One,” “the Company,” “we,” “us” and “our” refer to Protection One, Inc. and its consolidated subsidiaries. Unless otherwise indicated, references in this prospectus to “pro forma” or “on a pro forma basis” mean on a pro forma basis, giving effect to our Merger as described below, which was completed on April 2, 2007, as if it had occurred on the applicable date of determination or on the first day of the applicable period.

Our Business

We are a leading national provider of electronic security alarm monitoring services and the largest public company focused solely on security monitoring in the United States. We monitor signals from burglary, fire, medical and environmental alarm systems, and manage information from access control and closed-circuit-television systems for a broad base of residential, multifamily and business customers. We also provide monitoring and support services to independent security alarm dealers on a wholesale basis. With our national coverage and infrastructure network, which includes 66 field locations in 34 states and six monitoring centers, we are able to provide technologically advanced security monitoring services to our retail, multifamily and wholesale customers in all 50 states.

We conduct our business through the following operating segments:

•	Retail. Our Retail segment provides monitoring and maintenance services for electronic security systems directly to residential and business customers. We also sell and install electronic security systems for homes and businesses through our Retail segment in order to meet their security needs.

•	Multifamily. We provide monitoring and maintenance services for electronic security systems to tenants of multifamily residences under long-term contracts with building owners and managers.

•	Wholesale. We contract with independent security alarm dealers nationwide to provide alarm system monitoring services to their residential and business customers. We also provide business support services and financing assistance for these independent dealers in the form of loans.

Our principal executive offices are located at 1035 N. 3rd Street, Suite 101, Lawrence, Kansas 66044. Our phone number is (785) 856-5500. More comprehensive information about us and our services is available through our Internet website at www.protectionone.com. The information contained on our website, or other sites linked to it, is not incorporated by reference into this prospectus.

Merger and Registration of Shares Issuable in Connection with the Conversion of Options Assumed in the Merger

On April 2, 2007, we completed our Merger with IASG, pursuant to which one of our wholly owned subsidiaries, Tara Acquisition Corp., merged with and into IASG. IASG was the surviving corporation in the merger and is now a wholly owned subsidiary of Protection One. Upon completion of the Merger, options to acquire shares of IASG common stock were converted into options (the “Options”) to acquire a number of shares of Protection One common stock equal to the number of shares of IASG common stock that were issuable upon exercise of the Options multiplied by 0.29 and rounded down to the nearest whole share. As a result, we assumed Options to acquire a total of 713,104 shares of our common stock. Of these shares, 591,594 shares are issuable upon the exercise of options that were granted by IASG not pursuant to either its 2003 Stock Option Plan or its 2004 Stock Incentive Plan (the “Non-Plan Options”) and 121,510 shares are issuable upon the exercise of options that were granted by IASG pursuant to IASG’s 2003 Stock Option Plan and 2004 Stock Incentive Plan (the “Plan Options”).

In the Merger Agreement, we agreed to file a registration statement with the Securities and Exchange Commission to register the shares of our common stock issuable upon the exercise of the Options and to keep the registration statement effective until the earlier of (a) such time as all of the Options have expired or been exercised and (b) the date upon which our common stock ceases to be registered under the Securities Exchange Act of 1934. The registration statement, of which this prospectus is a part, registers 591,594 shares of our common stock, the shares issuable upon the exercise of the Non-Plan Options. All of the Non-Plan Options are currently exercisable in full except for Non-Plan Options to acquire 28,420 shares of our common stock, of which 12,180 and 16,240 shares are issuable upon exercise on or after August 16, 2007 and August 16, 2008, respectively. The exercise price of the Non-Plan Options is $31.90 per share. We intend to register the remaining 121,510 shares issuable upon the exercise of the Plan Options on Form S-8.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our common stock. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Protection One and IASG have a history of losses, which are likely to continue.

We incurred net losses of $5.3 million for the quarter ended March 31, 2007 and $17.4 million for the year ended December 31, 2006. IASG, whom we acquired in April 2007, incurred net losses of $1.6 million for the quarter ended March 31, 2007 and $83.9 million for the year ended December 31, 2006. Our losses reflect the following, among other factors:

•	our customer base has declined every year since 1999 and our revenue declined every year from 1999 to 2005 with only a slight increase in 2006;

•	substantial charges incurred by us for amortization of customer accounts;

•	interest incurred on indebtedness;

•	expansion of our internal sales and installation efforts;

•	recapitalization costs in 2006, change in control, debt restructuring and corporate consolidation costs in 2005 and 2004;

•	a write down of remaining deferred tax assets in 2004; and

•	other charges required to manage operations.

We will continue to incur substantial expenses arising from interest and amortization of customer accounts and we do not expect to attain profitability in the near future.

Our substantial indebtedness could adversely affect our financial condition.

We have, and will continue to have, a significant amount of indebtedness. As of March 31, 2007, on a pro forma basis, the face value of our total indebtedness, including capital leases, was approximately $523.4 million. Additionally, as of August 5, 2007, we had $22.9 million of borrowing available under our revolving credit facility. Our level of indebtedness could have important consequences. For example, it could:

•	limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•	make us more vulnerable to a downturn in our business or in the economy or to an increase in interest rates;

•	place us at a disadvantage to some of our competitors, who may be less highly leveraged than we are; and

•	require a substantial portion of our cash flow from operations to be used for debt payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes.

One or a combination of these factors could adversely affect our financial condition. Subject to restrictions in the agreements governing our indebtedness, we may incur additional indebtedness which could increase the risks associated with our already substantial indebtedness.

Restrictive covenants restrict our ability to operate our business and to pursue our business strategies, and our failure to comply with these covenants could result in an acceleration of our indebtedness.

The credit agreement (the “Senior Credit Agreement”) governing our senior credit facility, the indenture (the “Senior Secured Notes Indenture”) governing our 12% senior secured notes due 2011 (the “Senior Secured Notes”) and the indenture (the “Senior Subordinated Notes Indenture”) governing our 8.125% senior subordinated notes due 2009 (the “Senior Subordinated Notes”) contain covenants that restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in other transactions or business activities that may be important to our growth strategy or otherwise important to us. The Senior Credit Agreement, the Senior Secured Notes Indenture and the Senior Subordinated Notes Indenture restrict, among other things, our ability to:

•	incur additional indebtedness or enter into sale and leaseback transactions;

•	pay dividends or make distributions on our capital stock or certain other restricted payments or investments;

•	purchase or redeem stock;

•	issue stock of our subsidiaries;

•	make investments and extend credit;

•	engage in transactions with affiliates;

•	transfer and sell assets;

•	effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

•	create liens on our assets to secure debt.

In addition, our senior credit facility requires us to meet certain financial ratios and to repay outstanding borrowings with portions of the proceeds we receive from certain sales of property or assets and specified debt and equity offerings. Our financial results may be affected by unforeseen adverse events, and we may not be able to meet the financial ratio requirements.

Any breach of the covenants in our Senior Credit Agreement, the Senior Subordinated Notes Indenture or the Senior Secured Notes Indenture could cause a default under such instruments. If there were an event of default under any of our debt instruments that was not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to the debt instrument to be due and payable immediately. Our assets and cash flow would not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. If, as or when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our Senior Credit Agreement, the lenders under our senior credit facility could institute foreclosure proceedings against the assets securing borrowings under our senior credit facility.

If we are unable to repay or refinance our Senior Subordinated Notes prior to July 2008 or amend the covenants contained in our Senior Credit Agreement or obtain a waiver from the lenders party to the Senior Credit Agreement, our outstanding indebtedness under our senior credit facility will become due and payable.

The borrowings under our senior credit facility are subject to early maturity if we do not repay or refinance the entire principal amount of our outstanding Senior Subordinated Notes on or before June 30, 2008. If we do not repay or refinance all of our Senior Subordinated Notes on or before June 30, 2008, the aggregate amount outstanding under the senior credit facility will become immediately due and payable. If we are unable to repay, refinance or restructure our indebtedness under, amend the covenants contained in, or obtain a waiver from the lenders party to, our Senior Credit Agreement before we are required to repay or refinance the Senior Subordinated Notes, the lenders under our senior credit facility could institute foreclosure proceedings against the assets securing borrowings under the senior credit facility.

We rely on technology that may become obsolete, which could require significant capital expenditures.

Our monitoring services depend upon the technology (hardware and software) of security alarm systems. In order to maintain our customer base that currently uses security alarm components that are or could become obsolete, we may be required to upgrade or implement new technologies that could require significant capital expenditures. For example, we have an installed base of alarm systems that use an analog wireless network for sending signals from the location of the alarm system to our monitoring centers. The carriers that provide the required analog wireless network services have announced their intent to discontinue providing that service in February 2008. As a result, we are upgrading some of the affected alarm systems. The cost and process of this upgrade will continue to adversely affect our earnings and cash flow until at least February 2008 and could adversely affect attrition. In the future, we may not be able to successfully implement new technologies or adapt existing technologies to changing market demands. If we are unable to adapt in response to changing technologies, market conditions or customer requirements in a timely manner, such inability could adversely affect our business.

Shifts in our current and future customers’ selection of telecommunications services could increase customer attrition and could adversely impact our earnings and cash flow.

Certain elements of our operating model rely on our customers’ selection and continued use of traditional, land-line telecommunications services, which we use to communicate with our monitoring operations. In order to continue to service existing customers who cancel their land-line telecommunications services and to service new customers who do not subscribe to land-line telecommunications services, customers must upgrade to alternative and often more expensive wireless or internet based technologies. Higher costs may reduce the market for new customers of alarm monitoring services, and the trend away from traditional land lines to alternatives may mean more existing customers will cancel service with us. Our Multifamily segment, in particular, has experienced customer cancellations arising from low penetration of land-line based phone services in rental units. Continued shifts in customers’ preferences regarding telecommunications services could continue to impact adversely our earnings, cash flow and customer attrition.

The failure to successfully integrate IASG’s business and operations in the expected time frame may adversely affect our future results.

The success of the Merger will partially depend on our ability to realize the anticipated benefits from combining the businesses of Protection One and IASG. To realize these anticipated benefits, however, the businesses of Protection One and IASG must be successfully combined. If we are unable to achieve these objectives, or if the integration costs are higher than anticipated, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize or be more costly than expected. Given that the Merger was recently completed, a successful integration of the businesses of Protection One and IASG is uncertain.

It is possible that the integration of the Protection One and IASG businesses could result in the loss of customers and employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect our ability to maintain relationships with customers, including former IASG customers, and employees or to achieve the anticipated benefits of the Merger. Integration efforts will also divert management attention and could have an adverse effect on the combined company. As part of the integration process, we will need to integrate the accounting and internal control systems of IASG with ours. As of December 31, 2005, IASG’s management determined that IASG did not maintain effective controls over accounts receivable, revenue and deferred revenue accounts and that this control deficiency constituted a material weakness. In its Annual Report of

Form 10-K for the fiscal year ended December 31, 2006, IASG concluded that as of December 31, 2006, these material weaknesses had been remediated. As part of the integration process, we or our independent registered public accounting firm may identify additional material weaknesses or significant deficiencies in the future.

We may not be able to realize any or all of the anticipated benefits from prior or future acquisitions of portfolio alarm monitoring contracts.

Acquisitions of end-user alarm monitoring contracts involve a number of risks, including the possibility that the acquiring company will not be able to realize the recurring monthly revenue stream it contemplated at the time of acquisition because of higher than expected attrition rates or fraud. Although we generally complete an extensive due diligence process prior to acquiring alarm monitoring contracts and obtain representations and warranties from sellers, we may not detect fraud, if any, on the part of any seller, including the possibility that any seller misrepresented the historical attrition rates of the sold contracts or sold or pledged the contracts to a third party. If the sale of alarm monitoring contracts involves fraud or the representations and warranties are otherwise inaccurate, it may not be possible to recover from the seller damages in an amount sufficient to fully compensate us for any resulting losses. In such event, we may incur significant costs in litigating ownership or breach of acquisition contract terms.

We face increasing competition and pricing pressure from other companies in our industry and, if we are unable to compete effectively with these companies, our sales and profitability could be adversely affected.

We compete with a number of major domestic security monitoring services companies, as well as a large number of smaller, regional competitors. We believe that this competition is a factor in our attrition, limits our ability to raise prices, and, in some cases, requires that we lower prices. Some of our competitors, either alone or in conjunction with their respective parent corporate groups, are larger than we are and have greater financial resources, sales, marketing or operational capabilities or brand recognition than we do. In addition, opportunities to take market share using innovative products, services and sales approaches may attract new entrants to the field. We may not be able to compete successfully with the offerings and sales tactics of other companies, which could result in the loss of customers and, as a result, decreased revenue and operating results.

Our customer acquisition and creation strategies and the competitive market for the acquisition and creation of customer accounts may affect our future profitability.

Prior to 2000, we grew very rapidly by acquiring portfolios of alarm monitoring accounts through acquisitions and dealer purchases. Since our current management team joined us in 2001, our account acquisition strategy has evolved to emphasize our internal sales force, supported by traditional marketing practices and by forming marketing alliances. In addition, we seek to augment our internal efforts with acquisitions when suitable market conditions exist. If our current strategy is not successful, our customer base could continue to decline.

If we are successful executing a customer acquisition strategy emphasizing internal sales, selling costs will increase our expenses and uses of cash. Failure to replace customers lost through attrition or increased use of cash to replace those customers could have a material adverse effect on our business, financial condition, results of operations and ability to service debt obligations. Increased competition from other alarm monitoring companies could require us to reduce our prices for installations, decrease the monitoring fees we charge our customers and take other measures that could reduce our margins. These decreases and other measures could have a material adverse effect on us.

Prior to the Merger, IASG focused on acquisitions of alarm companies and account acquisitions through relationships with independent dealers. Accordingly, following the Merger, we compete with several companies that have account acquisition and loan programs for independent dealers and some of those competitors are larger than we are and have more capital than we do. Increased competition from other alarm monitoring companies could require us to pay more for account acquisitions and take other measures that could reduce returns from investing in acquisitions of customer accounts. These measures could have a material adverse effect on us.

Loss of customer accounts could materially adversely affect our operations.

We experience the loss of accounts as a result of, among other factors:

•	relocation of customers;

•	customers’ inability or unwillingness to pay our charges;

•	adverse financial and economic conditions;

•	customers’ perceptions of value;

•	competition from other alarm service companies;

•	wholesale dealers’ perceptions of channel conflict with us;

•	the sale of accounts by wholesale dealers to third parties who choose to monitor the purchased accounts elsewhere; and

•	the purchase of our wholesale dealers by third parties who choose to monitor elsewhere.

We may experience the loss of newly acquired or created accounts to the extent we do not integrate or adequately service those accounts. Customer loss may not become evident for some time after an acquisition is consummated because some acquired accounts are prepaid on an annual, semiannual or quarterly basis. While attrition rates in our Retail segment had declined significantly prior to the Merger, we expect higher attrition rates from the retail portfolio acquired from IASG to result in our losing more retail recurring monthly revenue, or RMR, than we add in the near term. We also expect Multifamily account and RMR losses to exceed additions until the efforts we are making to acquire new accounts and further reduce our rate of attrition become more successful than they have been to date. Wholesale attrition could increase after the Merger if some of IASG’s dealers choose not to be monitored by a company affiliated with us due to perceptions of channel conflict or due to solicitations from former IASG employees. Net losses of customer accounts could materially and adversely affect our business, financial condition and results of operations.

We rely on a marketing alliance for the generation of many new retail accounts.

We have established a marketing relationship with BellSouth (now part of AT&T) to offer monitored security services to the residential, single-family market and to businesses in 17 of the larger metropolitan markets in the southeastern United States. While our southeast region accounted for 20%, 20% and 21% of our Retail RMR at the end of 2004, 2005, and 2006, respectively, that region was responsible for creating approximately 26% of our total new Retail RMR created in each of 2004 and 2005 and 29% of our total new Retail RMR in 2006.

The marketing alliance may be terminated by mutual written consent, by either party upon 180 days notice, or earlier upon the occurrence of certain events. Due to AT&T’s recent acquisition of BellSouth, we expect that AT&T may reevaluate whether to continue our marketing alliance or seek to modify the terms governing our marketing alliance. Termination of this arrangement could have a material adverse effect on our ability to generate new customers and RMR in this territory.

Increased adoption of “false alarm” ordinances by local governments may adversely affect our business.

An increasing number of local governmental authorities have adopted, or are considering the adoption of, laws, regulations or policies aimed at reducing the perceived costs to municipalities of responding to false alarm signals. Such measures could include:

•	requiring customers to obtain permits for the installation and operation of individual alarm systems and the revocation of such permits following a specified number of false alarms;

•	imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms;

•	requiring further verification of an alarm signal before the police will respond; and

•	subjecting alarm monitoring companies to fines or penalties for transmitting false alarms.

Enactment of these measures could adversely affect our future business and operations. For example, concern over false alarms in communities adopting these ordinances could cause a decrease in the timeliness of police response to alarm activations and thereby decrease the propensity of consumers to purchase or maintain alarm monitoring services, and our costs to service affected accounts could increase.

Increased adoption of statutes and governmental policies purporting to void automatic renewal provisions in our customer contracts, or purporting to characterize certain of our charges as unlawful, may adversely affect our business.

Our customer contracts typically contain provisions automatically renewing the term of the contract at the end of the initial term, unless a cancellation notice is delivered in accordance with the terms of the contract. If the customer cancels prior to the end of the contract term, other than in accordance with the contract, we may charge the customer the amounts that would have been paid over the remaining term of the contract, or charge an early cancellation fee.

Several states have adopted, or are considering the adoption of statutes, consumer protection policies or legal precedents which purport to void the automatic renewal provisions of our customer contracts, or otherwise restrict the charges we can impose upon contract cancellation. Such initiatives could compel us to increase the length of the initial term of our contracts, and increase our charges during the initial term, and consequently lead to less demand for our services and increase our attrition. Adverse judicial determinations regarding these matters could cause us to incur legal exposure to customers against whom such charges have been imposed, and the risk that certain of our customers may seek to recover such charges through litigation. In addition, the costs of defending such litigation and enforcement actions could have an adverse effect on us.

Due to a concentration of accounts in California, Florida and Texas, we are susceptible to environmental incidents that may negatively impact our results of operations.

Approximately 45% of our 2006 pro forma RMR was derived from customers located in California, Florida and Texas. A major earthquake, hurricane or other environmental disaster in an area of high account concentration could disrupt our ability to serve those customers or render those customers uninterested in continuing to retain us to provide alarm monitoring services.

Declines in rents, occupancy rates and new construction of multifamily dwellings may affect our sales in this marketplace.

Demand for alarm monitoring services in the Multifamily segment is tied to the general health of the multifamily housing industry. This industry is dependent upon prevailing rent levels and occupancy rates as well as the demand for construction of new properties. In our Multifamily segment, we experienced an increase in attrition rates in 2006 compared to 2005 partially due to an increase in the total number of rental units eligible for renewal from property contracts. The total number of units from property contracts eligible for renewal in 2007 is approximately the same as the number of units that were eligible in 2006. Given the generally cyclical nature of the real estate market, we believe that, in the event of a decline in the market factors described above, it is likely that demand for our alarm monitoring services to multifamily dwellings would also decline, which could negatively impact our results of operations.

We could face liability for our failure to respond adequately to alarm activations.

The nature of the services we provide potentially exposes us to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. In an attempt to reduce this risk, our alarm monitoring agreements and other agreements pursuant to which we sell our products and services contain provisions limiting our liability to customers and third parties. In the event of litigation with respect to such matters, however, these limitations may not be enforced. In addition, the costs of such litigation could have an adverse effect on us.

In the event that adequate insurance is not available or our insurance is not deemed to cover a claim, we could face liability.

We carry insurance of various types, including general liability and professional liability insurance in amounts management considers adequate and customary for the industry. Some of our insurance policies, and the laws of some states, may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence. If we incur increased losses related to employee acts or omissions, or system failure, or if we are unable to obtain adequate insurance coverage at reasonable rates, or if we are unable to receive reimbursements from insurance carriers, our financial condition, results of operations and cash flow could be materially and adversely affected.

Future government regulations or other standards could have an adverse effect on our operations.

Our operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, we are required to obtain licenses or permits to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on us. In the event that these laws, regulations and/or licensing requirements change, we may be required to modify our operations or to utilize resources to maintain compliance with such rules and regulations. In addition, new regulations may be enacted that could have an adverse effect on us.

The loss of our Underwriter Laboratories listing could negatively impact our competitive position.

All of our alarm monitoring centers are Underwriters Laboratories (“UL”) listed. To obtain and maintain a UL listing, an alarm monitoring center must be located in a building meeting UL’s structural requirements, have back-up and uninterruptible power supplies, have secure telephone lines and maintain redundant computer systems. UL conducts periodic reviews of alarm monitoring centers to ensure compliance with their regulations. Non-compliance could result in a suspension of our UL listing. The loss of our UL listing could negatively impact our competitive position.

We depend on our relationships with alarm system manufacturers and suppliers. If we are not able to maintain or renew these alliances or our manufacturers and suppliers fail to provide us with innovative product offerings, our ability to create new customers and service our existing account base could be negatively affected.

We currently have agreements with certain electronic security system manufacturers and suppliers of hardware for products that we install in customer locations as part of new systems or as replacement parts for existing systems. We may not be able to maintain or renew our existing product sourcing arrangements on terms and conditions acceptable to us, or at all, if one or more of our suppliers discontinue offering a technology we have relied on or if one or more of our suppliers exits the electronic security system market. If we are unable to maintain or renew our existing relationships, we may incur additional costs creating new supplier arrangements and in servicing existing customers.

We are also dependent on our electronic security system manufacturers for continued technological innovation. If the electronic security system product families we have invested in fail to keep pace with other manufacturers’ and suppliers’ technologies, we may incur additional training and inventory costs and our ability to attract new customers and service our existing customers could be adversely affected.

We are dependent upon our experienced senior management, who would be difficult to replace.

The success of our business is largely dependent upon the active participation of our executive officers, who have extensive experience in the industry. As a result, we have entered into employment agreements with each of our executive officers. The terms of these employment agreements are automatically extended for an indefinite number of one-year periods unless either party sends written notice to the other party of its intention not to renew the agreement at least 30 days prior to the expiration of the one-year period. The loss of service of one or more of such officers or the inability to attract or retain other qualified personnel for any reason may have an adverse effect on our business.

We have incurred and will continue to incur increased costs as a result of securities laws and regulations relating to corporate governance matters and public disclosures.

The Sarbanes-Oxley Act of 2002 and the SEC rules implementing that Act have required changes in some of our corporate governance practices and may require further changes. These rules and regulations have increased our legal and financial compliance costs and have made some activities more difficult, time-consuming or costly. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

While we are taking steps to comply with the laws and regulations in accordance with the deadlines by which compliance is required, our estimate of the amount or timing of additional costs that we may incur to respond by these deadlines may not be accurate. Furthermore, we cannot ensure successful outcomes from the review to be performed in connection with the provisions of Section 404 of the Act regarding management’s assessment of the effectiveness of our internal control over financial reporting and the auditor’s attestation to and report on the effectiveness of our internal control over financial reporting.

Our ability to utilize our net operating loss carryforwards may be limited.

If a corporation undergoes an “ownership change” within the meaning of Internal Revenue Code (“IRC”) Section 382, an annual limitation is imposed on the amount of taxable income a corporation may offset with net operating losses generated prior to the ownership change. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective net operating loss carryforwards.

Protection One and IASG have federal net operating loss carryforwards, the use of some of which is limited due to prior IRC Section 382 ownership changes. We currently reserve fully the deferred tax assets attributable to such net operating loss carryforwards because management believes the deferred tax assets are not likely realizable.

It is possible that future offerings, when considered together with this offering and our past equity transactions, such as the Merger, could trigger an ownership change for purposes of IRC Section 382. Any such ownership change might further limit our ability to use any net operating losses generated prior to the ownership change. Even though this offering is not expected to trigger an ownership change, it will increase the likelihood that we may undergo an ownership change for purposes of IRC Section 382 in the future.

Risks Related to our Common Stock

Quadrangle will continue to have a significant influence over us after this offering, which may adversely affect the trading price of our common stock.

Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle Master Funding Ltd, QDRF Master Ltd. and Quadrangle Debt Opportunities Fund Master Ltd., which we refer to collectively as Quadrangle, own approximately 70% of our outstanding common stock (directly or indirectly through POI Acquisition, L.L.C., an affiliate of Quadrangle) as of August 5, 2007. Pursuant to a stockholders agreement, subject to Quadrangle maintaining certain thresholds of ownership in us, Quadrangle will be able to control the election of a significant number of our directors and accordingly exercise significant influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, appointment of our officers, our acquisition or disposition of material assets and our incurrence of indebtedness. The stockholders agreement and Quadrangle’s concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock. Similarly, for so long as Quadrangle continues to own over 50% of our outstanding common stock, it will have the power to determine matters submitted to a vote of our stockholders without the consent of other stockholders and to take other actions that might be favorable to Quadrangle, whether or not these actions would be favorable to us or to our stockholders in general.

Our common stock price may be volatile.

The price at which our common stock trades may be volatile and may fluctuate substantially due to:

•	our historical and anticipated quarterly and annual operating results;

•	variations between our actual results and analyst and investor expectations or changes in financial estimates and recommendations by securities analysts;

•	loss of one or more significant customers or strategic alliances;

•	developments or disputes concerning our patents or other proprietary rights;

•	significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

•	legal or regulatory matters;

•	additions or departures of any key employee;

•	investor perceptions of our company and comparable companies;

•	our ability to comply with financial covenants in our Senior Credit Agreement, or the indentures related to our Senior Subordinated Notes and Senior Secured Notes;

•	the large number of shares held by Quadrangle;

•	price and volume fluctuations in the overall stock market; and

•	general market conditions and trends.

Fluctuations may be unrelated or disproportionate to company performance. These fluctuations may result in a material decline in the trading price of our common stock.

Future sales of our common stock, including the shares purchased in this offering, may affect their market price, and the future exercise of options may depress our stock price and result in immediate and substantial dilution.

No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of common stock for future sales, will have on the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market by us or our stockholders after this offering, or the perception that such sales are likely to occur, could depress the market price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate, and could impair our ability to raise capital through the sale of additional equity securities. In addition, future equity financings and the exercise of stock options could also result in dilution to our stockholders and new securities could have rights, preferences and privileges that are senior to those of the shares offered hereby.

We do not expect to pay dividends in the near future.

We currently intend to retain any available funds to support operations and do not intend to pay cash dividends on our common stock in the near future. The Senior Subordinated Notes Indenture, the Senior Secured Notes Indenture and our Senior Credit Agreement restrict the ability of Protection One Alarm

Monitoring, Inc. (“POAMI”), our wholly-owned, direct subsidiary, to pay dividends or to make other distributions to us. In effect, these agreements restrict our ability to declare or pay any dividend on, or make any other distribution in respect of, our capital stock unless we satisfy the financial and other tests set forth in such agreements, because we would require distributions from POAMI in order to pay dividends. Accordingly, you may not achieve a return on your investment in our common stock unless you sell your shares of common stock at a greater price than you paid for them.

We currently are a “controlled company” within the meaning of the NASDAQ Global Market listing requirements and, as a result, are exempt from certain corporate governance requirements. Upon completion of future offerings, we may no longer be a “controlled company” and we may have difficulties complying with NASDAQ Global Market listing requirements relating to the composition of our board of directors.

We are currently considered to be a “controlled company” for the purposes of the NASDAQ Global Market listing requirements because Quadrangle controls more than 50% of the voting power of our common stock. As such, we are permitted, and have elected, to opt out of NASDAQ Global Market listing requirements that would otherwise require our board of directors to have a majority of independent directors, our board nominations to be selected, or recommended for the board’s selection either by a nominating committee comprised entirely of independent directors or by a majority of our independent directors, and our compensation committee and audit committee to be comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ Global Market corporate governance requirements.

Upon completion of future offerings, we may no longer be a controlled company within the meaning of the NASDAQ Global Market listing requirements and, in accordance with such requirements, may have to phase in compliance with the NASDAQ Global Market listing requirements, including the requirement that our board of directors consist of a majority of independent directors, that our compensation committee have a majority of independent members within 90 days after we are no longer a controlled company and that our compensation committee be made up entirely of independent members within one year after we are no longer a controlled company. Only four of the nine members of our current board of directors qualify as independent under NASDAQ rules and only one of the three members of our compensation committee qualifies as independent under NASDAQ rules. We may not be able to attract and retain the number of independent directors needed to comply with the NASDAQ Global Market listing requirements during the phase-in period for compliance and could be subject to sanctions imposed by the NASDAQ Global Market.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-3 and the materials incorporated by reference herein include “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Statements that are not historical fact are forward-looking statements. These forward-looking statements generally can be identified by, among other things, the use of forward-looking language such as the words “estimate,” “project,” “intend,” “believe,” “expect,” “anticipate,” “may,” “will,” “would,” “should,” “could,” “seeks,” “plans,” “intends,” or other words of similar import or their negatives. Such statements include those made on matters such as our earnings and financial condition, litigation, accounting matters, our business, our efforts to consolidate and reduce costs, our customer account acquisition strategy and attrition, our liquidity and sources of funding and our capital expenditures. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. Certain factors that could cause actual results to differ include: our history of losses, which are likely to continue; principal and interest payment requirements of our indebtedness; difficulty in integrating the businesses of Protection One and IASG; disruption from the Merger, including lost business opportunities and difficulty maintaining relationships with employees, customers and suppliers; competition, including competition from companies that are larger than we are and have greater resources than we do; losses of our customers over time and difficulty acquiring new customers, changes in technology that may make our services less attractive or obsolete or require significant expenditures to upgrade; the development of new services or service innovations by our competitors; potential liability for failure to respond adequately to alarm activations; changes in management; the potential for environmental or man-made catastrophes in areas of high customer concentration; changes in conditions affecting the economy or security alarm monitoring service providers generally; and changes in federal, state or local government or other regulations or standards affecting our operations. New factors emerge from time to time, and it is not possible for us to predict all of such factors or the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

See also “Risk Factors” beginning on page 3 for a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements.

USE OF PROCEEDS

The common stock to be offered and sold pursuant to this prospectus will be offered and sold by the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders. We will receive proceeds from the selling stockholders if they exercise their Non-Plan Options to purchase shares of our common stock. The exercise price of the Non-Plan Options is $31.90 per share. Although we cannot predict whether some, all or none of the Non-Plan Options will be exercised, if all of the Non-Plan Options are exercised, we would receive gross proceeds of $18,871,849. Any proceeds received from the selling stockholders in connection with the exercise of their Non-Plan Options to purchase shares of our common stock will be used as working capital or for general corporate purposes.

SELLING STOCKHOLDERS

Information about the selling stockholders, where applicable, including, without limitation, their identities and the number of shares of common stock to be sold by each selling stockholder, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference into this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees or transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

(a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c) on any national securities exchange or quotation service on which the securities are listed or quoted at the time of sale;

(d) in the over-the-counter market;

(e) otherwise than on such exchanges or services or in the over-the-counter market;

(f) ordinary brokerage transactions and transactions in which the broker solicits purchases;

(g) privately negotiated transactions;

(h) short sales;

(i) through the writing of options on the securities, whether or not the options are listed on an options exchange;

(j) through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

(k) one or more underwritten offerings on a firm commitment or best efforts basis;

(l) transactions which may involve crosses or block transactions;

(m) to cover hedging transactions made pursuant to this prospectus;

(n) by pledge to secure debts or other obligations;

(o) any combination of any of these methods of sale; and

(p) any other manner permitted by applicable law.

The selling stockholders may also sell the shares under Rule 144 or Rule 145(d) under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of the applicable rule.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals or as agents of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling stockholder takes such actions, the number of securities offered under this prospectus on behalf of such selling stockholder will decrease. The plan of distribution for that selling stockholder’s securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ securities for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

LEGAL MATTERS

Certain legal matters have been passed upon for us by Simpson Thacher & Bartlett LLP.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report (which report expresses an unqualified opinion and includes an explanatory paragraph for a change in method of accounting for share-based compensation upon adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” on January 1, 2006), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) of IASG which appear in the IASG Annual Report on Form 10-K for the year ended December 31, 2006 and are incorporated by reference in the Company’s Current Report on Form 8-K/A dated April 2, 2007 and filed with the SEC on April 20, 2007, which is incorporated by reference in this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement. We hereby incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007 and the portions of the Information Statement to be filed on or prior to April 30, 2007 that are incorporated by reference into the Form 10-K;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007, filed with the SEC on May 15, 2007 and August 14, 2007, respectively;

•	our Current Reports on Form 8-K, filed with the SEC on February 22, 2007; March 13, 2007; March 16, 2007*; March 19, 2007; March 27, 2007; May 15, 2007*; August 14, 2007*;

•	our Current Report on Form 8-K, filed with the SEC on April 6, 2007, as amended by the Current Report on Form 8-K/A filed with the SEC on April 20, 2007; and

•	the description of our capital stock which is contained in our Registration Statement on Form 8-A, filed with the SEC on April 2, 2007 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

* Materials furnished to the SEC in connection with this Current Report on Form 8-K are not incorporated by reference herein.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

Protection One, Inc.
1035 N. 3rd Street
Lawrence, KS 66044
(785) 856-5500
Attention: Corporate Secretary

AVAILABLE INFORMATION

We file annual, quarterly and current reports, prospectus and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at www.protectionone.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information, which is referred to as the pro forma financial information, has been prepared to give effect to the Merger using the historical consolidated financial statements of Protection One and IASG.

The unaudited pro forma condensed combined balance sheet as of March 31, 2007 combines the consolidated condensed balance sheets of Protection One and IASG as of March 31, 2007 and gives effect to the Merger as if it occurred on March 31, 2007. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2006 and for the three months ended March 31, 2007 combine the statements of operations of Protection One and IASG for each of the respective periods and give effect to the Merger as if it occurred on January 1, 2006.

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” Protection One is treated as the acquirer of IASG for accounting purposes. Accordingly, the combined company will allocate the purchase price paid by Protection One to the fair value of the IASG assets acquired and liabilities assumed. The pro forma adjustments reflect preliminary estimates of the purchase price allocation under purchase accounting, which are expected to change upon finalization of appraisals and other valuation studies that Protection One has arranged to obtain. The final allocation will be based on the actual assets and liabilities that exist as of April 2, 2007, the date of the Merger. Any additional purchase price allocation to property, plant and equipment or finite lived intangible assets would result in additional depreciation and amortization expense, which may be significant. The final allocation of the purchase price paid by Protection One may differ significantly from that reflected in these pro forma financial statements. As a result, the pro forma information is not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the Merger been completed on the applicable dates of this pro forma financial information. In addition, the pro forma financial information does not purport to project our future financial condition and results of operations.

We encourage you to read the unaudited pro forma condensed combined financial information in conjunction with Protection One’s and IASG’s audited historical consolidated financial statements, accompanying footnotes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Protection One’s and IASG’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2006, Protection One’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, and IASG’s historical consolidated financial statements for the quarterly period ended March 31, 2007 incorporated by reference and included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
March 31, 2007

	Protection		Pro Forma		Pro Forma
	One, Inc.	IASG	Adjustments		Combined
			(See Note 2(a))
	(In thousands except per share data)

Assets:
Cash and cash equivalents	$25,902	$23,687	$(20,752	)(3)(6)	$28,837
Current portion of notes receivable	—	3,285	—		3,285
Accounts receivable, net	26,326	3,958	—		30,284
Inventories	4,637	1,536	—		6,173
Prepaid expenses	3,536	1,367	—		4,903
Other current assets	4,403	—	—		4,403

Total current assets	64,804	33,833	(20,752)		77,885
Restricted cash	1,923	1,108	—		3,031
Property and equipment, net	22,403	7,473	—		29,876
Notes receivable, net of current portion	—	4,306	—		4,306
Goodwill	12,160	26,233	(6,490)		31,903
Other identifiable intangibles, net	25,812	1,995	6,005	(4)	33,812
Customer accounts, net	192,949	67,123	62,877	(4)	322,949
Dealer relationships, net	—	27,460	18,540	(4)	46,000
Deferred customer acquisition costs	111,543	7,966	(7,966	)(7)	111,543
Assets of business transferred	—	7,687	—		7,687
Other	9,602	3,581	(2,211	)(5)	10,972

Total assets	$441,196	$188,765	$50,003		$679,964

Liabilities:
Accounts payable	$2,851	$1,507	$—		$4,358
Accrued interest	3,085	6,097	(471	)(6)	8,711
Long term debt and capital leases, current portion	4,005	319	—		4,324
Deferred revenue	38,260	7,553	(1,179	)(7)	44,634
Other	17,875	5,555	2,594	(8)	26,024

Total current liabilities	66,076	21,031	944		88,051
Long-term debt and capital leases, net of current portion	393,069	125,403	606	(6)	519,078
Deferred customer acquisition revenue	65,678	5,024	(5,024	)(7)	65,678
Deferred tax liability	245	416	130	(9)	791
Liabilities of business transferred	—	1,043	—		1,043
Other long-term liabilities	1,257	843	—		2,100

Total liabilities	526,325	153,760	(3,344)		676,741

Stockholders’ Equity (Deficiency in assets):
Common stock	182	25	46	(10)	253
Treasury stock	—	(1,000)	1,000	(10)	—
Additional paid in capital	89,816	207,557	(119,276	)(10)	178,097
Accumulated deficit	(174,647)	(171,577)	171,577	(10)	(174,647)
Accumulated other comprehensive loss	(480)	—	—		(480)

Total stockholders’ equity (deficiency in assets)	(85,129)	35,005	53,347		3,223

Total liabilities and stockholders’ equity (deficiency in assets)	$441,196	$188,765	$50,003		$679,964

See accompanying notes to unaudited pro forma condensed combined financial statements, including Note 2 for an explanation of the unaudited pro forma adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	Protection		Pro Forma		Pro Forma
	One, Inc.	IASG	Adjustments		Combined
			(See Note 2(b))
	(In thousands, except per share data)

Revenue:
Monitoring and related services	$247,370	$88,404	$—		$335,774
Installation and other	23,182	5,960	(1,214	)(1)	27,928

Total Revenue	270,552	94,364	(1,214)		363,702

Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	71,823	33,088	—		104,911
Installation and other	29,564	5,077	(1,995	)(1)	32,646

Total cost of revenues (exclusive of amortization and depreciation shown below):	101,387	38,165	(1,995)		137,557

Operating expenses:
Selling	41,003	5,298	—		46,301
General and administrative	62,913	29,851	—	(3)	92,764
Corporate consolidation costs	20	—	—		20
Recapitalization costs	4,452	—	—		4,452
Loss on business transferred	—	1,013	—		1,013
Impairment of goodwill	—	65,000	(65,000	)(4)	—
Amortization and depreciation	41,667	27,166	2,855	(1)	71,688

Total operating expenses	150,055	128,328	(62,145)		216,238

Income (loss) from operations	19,110	(72,129)	62,926		9,907

Other expense (income):
Interest expense	37,412	17,217	(3,590	)(2)	51,039
Interest income	(1,512)	(4,418)	—		(5,930)
Other	(52)	—	—		(52)

Total other expense (income)	35,848	12,799	(3,590)		45,057

Income (loss) before income taxes	(16,738)	(84,928)	66,516		(35,150)
Income tax benefit (expense)	(667)	1,013	(863	)(5)	(517)

Net income (loss)	$(17,405)	$(83,915)	$65,653		$(35,667)

Basic and diluted earnings per common share (Note 3):
Net loss per share	$(0.95)	$(3.44)			$(1.41)
Weighted average common shares outstanding	18,233	24,369	(17,302)		25,300

See accompanying notes to unaudited pro forma condensed combined financial statements, including Note 2 for an explanation of the unaudited pro forma adjustments.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2007

	Protection		Pro Forma		Pro Forma
	One, Inc.	IASG	Adjustments		Combined
			(See Note 2(b))
	(In thousands, except per share data)

Revenue:
Monitoring and related services	$62,092	$21,865	$—		$83,957
Installation and other	6,591	1,756	(314	)(1)	8,033

Total Revenue	68,683	23,621	(314)		91,990

Cost of revenue (exclusive of amortization and depreciation shown below):
Monitoring and related services	18,780	6,959	—		25,739
Installation and other	8,845	2,000	(522	)(1)	10,323

Total cost of revenues (exclusive of amortization and depreciation shown below):	27,625	8,959	(522)		36,062

Operating expenses:
Selling	11,117	1,461	—		12,578
General and administrative	16,049	5,461	—		21,510
Amortization and depreciation	9,520	5,962	711	(1)	16,193

Total operating expenses	36,686	12,884	711		50,281

Income (loss) from operations	4,372	1,778	(503)		5,647

Other expense (income):
Interest expense	9,896	4,349	(923	)(2)	13,322
Interest income	(369)	(997)	—		(1,366)
Other	(22)	—	—		(22)

Total other expense (income)	9,505	3,352	(923)		11,934

Income (loss) before income taxes	(5,133)	(1,574)	420		(6,287)
Income tax benefit (expense)	(162)	(15)	—		(177)

Net income (loss)	$(5,295)	$(1,589)	$420		$(6,464)

Basic and diluted earnings per common share (Note 3):
Net loss per share	$(0.29)	$(0.07)			$(0.26)
Weighted average common shares outstanding	18,240	24,369	(17,302)		25,307

See accompanying notes to unaudited pro forma condensed combined financial statements, including Note 2 for an explanation of the unaudited pro forma adjustments.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 —	Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of March 31, 2007 gives effect to the Merger as if it occurred on March 31, 2007. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2006 and for the three months ended March 31, 2007 give effect to the Merger as if it occurred on January 1, 2006.

The unaudited pro forma condensed combined financial statements which are referred to as pro forma financial statements are based on the historical financial statements of Protection One, Inc. and IASG and give effect to the Merger under the purchase method of accounting. As a result, the pro forma financial statements are based on assumptions and adjustments, including assumptions relating to the allocation of the consideration paid to the assets acquired and liabilities assumed from IASG based on preliminary estimates of fair value. The final purchase price allocation may differ from that reflected in the pro forma financial statements after valuation procedures are performed and amounts are finalized following the completion of the Merger.

The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial statements for illustrative purposes. The Merger’s impact on the actual results reported by the combined company in periods following the Merger may differ significantly from that reflected in these pro forma financial statements. The pro forma financial statements do not give effect to any potential cost savings or operating synergies that Protection One and IASG expect to result from the Merger, nor do they give effect to any potential costs to be incurred in integrating the two companies, including potential costs relating to severance payments in connection with the Merger estimated to be approximately $4.3 million.

Note 2 —	Unaudited Pro Forma Adjustments

The purchase price allocation included in the unaudited pro forma condensed combined financial statements is preliminary and is based on information that was available to management of Protection One at the time the pro forma financial statements were prepared. The final allocation will be based on the actual assets and liabilities that exist as of the date of the Merger and fair values will be determined based on appropriate valuation methodologies. The final allocation of the purchase price paid by Protection One may differ significantly from that reflected in these unaudited pro forma condensed combined financial statements. As a result, the pro forma information is not necessarily indicative of what the combined company’s financial condition or results of operations would have been had the Merger been completed on the applicable dates of this unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial condition and results of operations of the combined company.

In connection with the Merger, for each share of IASG common stock outstanding, IASG stockholders received 0.29 shares of Protection One common stock (together with cash in lieu of fractional shares). Additionally, Protection One issued replacement stock options to IASG option holders. The fair value of the options issued to IASG option holders, net of the fair value of unvested options, represents additional purchase consideration. The Merger Agreement provides that, at the effective time of the Merger, IASG stock options were converted into stock options to purchase shares of Protection One/IASG common stock exercisable for that number of shares of Protection One/IASG common stock equal to the number of shares of IASG common stock previously subject to the corresponding IASG stock option multiplied by 0.29, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share under the IASG stock option before the completion of the Merger divided by 0.29, rounded up to the nearest whole cent.

(a)	Unaudited Pro Forma Condensed Combined Balance Sheet

Under the provisions of Statement of Financial Accounting Standards No. 141, “Business Combinations,” Protection One is treated as the acquirer of IASG for accounting purposes. Accordingly, the combined company will allocate the purchase price paid by Protection One to the fair value of the IASG assets acquired and liabilities assumed. The pro forma purchase price which would have been paid to IASG stockholders

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

under the computation specified in the Merger Agreement is based on the number of shares of IASG common stock and stock options outstanding as of March 31, 2007, the date of the balance sheet under which the Merger is presented.

Based on an analysis of the types of fixed assets being acquired, the depreciable lives of the assets used by IASG and the current condition of the assets, management’s preliminary estimate of fair value for fixed assets acquired approximates IASG’s book value of $7.5 million at March 31, 2007. These assets primarily consist of computer equipment, software, vehicles and leasehold improvements. Depreciation expense on these fixed assets of the combined company will be determined based on the fair value of the respective assets existing at the time of the Merger and an estimate of the remaining useful life of the respective asset. Management believes the depreciation of the fixed assets’ adjusted basis using the shorter remaining lives of the assets will not result in a significant change in the historical depreciation reported by IASG. Therefore, no adjustments have been made in the pro forma statement of operations to the IASG historical depreciation expense of $2.7 million and $0.8 million for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

Similarly, no pro forma adjustments have been made to the carrying value of notes receivable held by IASG which at March 31, 2007 was $7.6 million, net of a $0.3 million reserve and $1.2 million in purchase discounts relating to loans acquired in acquisitions made by IASG in 2005 and in 2004. IASG makes loans to dealers in the security industry, typically collateralized with customer accounts. Management performed preliminary analyses on the loan portfolio, including evaluating the weighted average interest rate, nonperforming loans, the underlying collateral of the loans, and the general creditworthiness of the dealers. Management’s conclusion based on their preliminary analyses is that the IASG carrying value appears to approximate fair value. Amortization of the purchase discount of $0.9 million for the year ended December 31, 2006 and $0.3 million for the three months ended March 31, 2007 is included in IASG’s interest income. No adjustments have been made in the unaudited pro forma condensed combined statement of operations relating to these discounts. Further review and analysis of each individual loan outstanding at the time of the Merger is being performed by management to determine fair value of the loan portfolio. Any adjustments to the carrying value of IASG’s loans receivable at that time will change the residual amount allocated to goodwill and would impact the amount of interest income accrued on these loans in the future.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The allocation of purchase price to acquired assets and assumed liabilities is preliminary and subject to the final outcome of independent analyses yet to be completed. The actual amounts recorded may differ materially from the pro forma amounts presented herein. The residual amount of the purchase price has been allocated to goodwill as shown below (in thousands, except per share amounts):

Aggregate purchase price of IASG common stock(1)	$85,687
Non-cash purchase price — fair value of stock options(2)	2,900
Transaction costs to be paid by Protection One(3)	7,829
Less estimated registration costs(8)	(235)

Aggregate consideration	96,181
Less: Book value of the IASG net assets acquired and liabilities assumed as of March 31, 2007 (excludes goodwill)	(8,772)
Increase to net intangible assets(4)	(87,422)
Plus: Decrease to IASG’s net capitalized debt costs(5)	3,388
Increase in long term debt(6)	606
Decrease to cash for partial redemption of IASG Notes(3)(6)	11,746
Decrease to deferred customer acquisition costs, net of deferred customer acquisition revenue(7)	1,763
Decrease to accrued interest related to partial redemption of IASG Notes(6)	(471)
Increase to other liabilities(8)	2,594
Increase to deferred tax liability(9)	130

Residual amount of purchase price allocated to goodwill	$19,743

Net goodwill adjustment for pro forma balance sheet:
Elimination of IASG goodwill at March 31, 2007	$(26,233)
Purchase price allocated to goodwill	19,743

Net adjustment to goodwill	$(6,490)

(1)	The aggregate purchase price of IASG common stock is calculated as follows (in thousands, except ratios and per share amounts):

Exchange ratio	0.29
Average closing price per share of Protection One common stock for the two trading days immediately prior and subsequent to December 20, 2006, the announcement date of the IASG Merger Agreement	$12.125

Total purchase price per share	$3.52
IASG shares outstanding (March 31, 2007)	24,369

Total purchase price excluding fair value of stock options	$85,687

(2)	The Merger Agreement provides that, at the effective time of the Merger, IASG stock options were converted into stock options to purchase shares of Protection One, Inc. common stock exercisable for that number of shares of Protection One, Inc. common stock equal to the number of shares of IASG common stock previously subject to the corresponding IASG stock option multiplied by 0.29, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share under the IASG stock option before the completion of the Merger divided by 0.29, rounded up to the nearest whole cent.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The fair value of the options issued to IASG option holders, net of the fair value of unvested employee options, represents additional purchase consideration. Substantially all outstanding options issued to IASG employees vested prior to the time of the Merger. The aggregate fair value of these options, for the purposes of the pro forma balance sheet, was calculated as of December 20, 2006, the announcement date of the Merger, using the Black-Scholes option pricing model and following assumptions (in thousands, except per share amounts, ratios and percentages):

Expected term (years)(i)	3.12
Risk free interest rate(i)	4.58%
Dividend yield	0.0%
Expected volatility(i)	78.45%
Weighted average fair value	$4.07
Number of shares underlying options(ii)	713.2
Aggregate fair value allocated to purchase price	2,900

(i)	Protection One’s historical data, among other factors, were used to estimate the expected price volatility and the expected option life. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option.

(ii)	Number of shares underlying options was computed using the exchange ratio of 0.29:1 share based on IASG’s options outstanding at December 20, 2006.

In accordance with Statement of Financial Accounting Standard No. 123R, “Share Based Payment,” an additional fair value measurement of both the IASG options and the Protection One options which replaced the IASG options held by employees was made as of the closing date of the Merger. The preliminary results indicate the fair value of the Protection One options exceed the fair value of the IASG options held by employees by approximately $0.2 million and such excess will be recorded as compensation expense in Protection One’s statement of operations on the date of the Merger. (see adjustment description in Note 2(b)(3)).

(3)	Represents the estimated transaction costs related to the Merger to be paid by Protection One (which primarily includes investment banker fees, consulting fees, and professional fees) totaling $7.829 million and, for purposes of the reduction of cash in the pro forma balance sheet, $11.746 million for the redemption of old 12% senior secured IASG notes (the “IASG Notes”) not exchanged at closing (see item (6) below) and $1.177 million of anticipated debt issue costs (see item (5) below). Approximately $1.9 million of the Merger cost is payable to two Quadrangle related entities pursuant to letter agreements dated April 18, 2005 whereby Protection One agreed to pay the Quadrangle entities for consultations with respect to acquisitions an amount not to exceed 1% of the aggregate value of the transaction. These agreements were terminated upon consummation of the Merger.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

(4)	Represents the adjustments to record intangible assets at estimated fair value, net of the elimination of historical IASG amounts, as of March 31, 2007 as shown in the table below (amounts in thousands):

	Historical	Allocation	Adjusted
	IASG	Adjustment	IASG

Customer accounts	$133,307	$(3,307)	$130,000
Accumulated amortization	(66,184)	66,184	—

Customer accounts, net	67,123	62,877	130,000

Dealer relationships	58,529	(12,529)	46,000
Accumulated amortization	(31,069)	31,069	—

Dealer relationships, net	27,460	18,540	46,000

Other identified intangibles(x)	3,840	4,160	8,000
Accumulated amortization	(1,845)	1,845	—

Other identified intangibles, net	1,995	6,005	8,000

Total intangibles, net	$96,578	$87,422	$184,000

(x)	Other identified intangible assets include adjusted values based on estimated fair values for trade names of $2,900, affinity relationships of $1,600 and non-compete agreements of $3,500. The estimate of fair value of trade names was calculated using the relief-from-royalty method comparable to the methodology used in valuations obtained by Protection One relating to its trade names. The estimated fair value for affinity relationships and non-compete agreements was determined after giving consideration to valuations previously obtained by IASG.

In the security industry, transactions involving the sale of customer accounts are frequently valued as a multiple of recurring monthly revenue (RMR). Customer accounts represent the value of RMR associated with retail (both residential and commercial) customers. Dealer relationships reflect the value of the RMR associated with the wholesale business whereby the wholesale company monitors accounts owned by independent dealers. The fair value of IASG’s customer accounts is estimated at a multiple of 30 times residential RMR and 35 times commercial RMR. The fair value of IASG’s dealer relationships is estimated at a multiple of 18 times wholesale RMR. Management believes these estimates are reasonable based on a review of available data on other transactions involving the sale of retail and wholesale RMR in the security industry.

The pro forma adjustments reflect preliminary estimates of the purchase price allocation under purchase accounting which may change upon the completion of valuation studies. At March 31, 2007, IASG had approximately $4.2 million of retail RMR (comprised of approximately $1.0 million of commercial RMR and $3.2 of residential RMR) and $2.5 million of wholesale RMR. A one times increase in the multiples used to value these intangibles would result in an increase of $4.2 million to customer accounts and a $2.5 million increase to dealer relationships. Conversely, a one times decrease in the multiples used would result in a $4.2 million decrease to customer accounts and a $2.5 million decrease to dealer relationships. The offset to changes to these valuations would generally be to the residual purchase price allocated to goodwill and would also result in changes to the amortization of the respective assets.

(5)	Represents the reversal of $3.388 million of historical unamortized capitalized debt costs at March 31, 2007 related to the IASG Notes which were redeemed by IASG or exchanged for new Senior Secured Notes issued by POAMI upon the consummation of the Merger. For purposes of the pro forma balance sheet, the amount is shown net of an estimated $1.177 million of additional capitalized debt costs related to the estimated issuance costs of the Senior Secured Notes.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

(6)	The IASG Notes were either exchanged for Senior Secured Notes issued by POAMI or redeemed by IASG. The Senior Secured Notes have substantially similar terms to the IASG Notes but have less restrictive operating covenants and are secured with a second lien on the assets of Protection One and its subsidiary companies. The estimated fair value of the exchanged notes was determined based on an effective interest rate of 9.5% which was deemed to be reasonable based on Protection One’s review of materials provided from outside third parties regarding potential debt offering alternatives. The valuation was based on the expectation that the Senior Secured Notes will be retired at the earliest call date (November 15, 2008) at a call price at 106% of par value, in accordance with the expected terms of the notes. At the closing on April 2, 2007, $115.345 million face value of the IASG Notes were exchanged for the new Senior Secured Notes leaving $9.655 million face value of the old IASG Notes which were redeemed May 2, 2007. The redemption price calculation included a make-whole adjustment resulting in a redemption price premium of $1.6 million. The table below reflects the pro forma adjustments to the March 31, 2007 balance of the notes (in thousands):

IASG Notes outstanding at 3/31/07	$125,000	IASG Notes redeemed	$9,655
IASG Notes redeemed	(9,655)	Redemption price, including make-whole	1.16775

Premium on Senior Secured Notes	10,261	Reduction of cash for redemption of IASG Notes	$11,275

Fair value of Senior Secured Notes	$125,606	Accrued interest on redeemed IASG Notes	471

		Total	$11,746

The premium on the $115.345 million face value of the Senior Secured Notes reflects preliminary estimates based on current market conditions and are subject to further refinement subsequent to the date of the Merger. Based on an effective interest rate of 9.5%, the fair value of the Senior Secured Notes is approximately $125.6 million. If the effective interest rate changes by 50 basis points, the valuation of the debt as of March 31, 2007 would change by approximately $0.9 million. Therefore, at an effective interest rate of 9.0%, the fair value of the assumed debt would be approximately $126.5 million and at an effective interest rate of 10.0%, the fair value of the debt would be approximately $124.7 million. See (b)(2) below for the impact to interest expense relating to the valuation of the Senior Secured Notes.

(7)	Represents the elimination of IASG’s historical unamortized deferred customer acquisition costs totaling $7.966 million and deferred customer acquisition revenue totaling $6.203 million (including current and long term portions) as of March 31, 2007. These deferred assets and liabilities relate to costs incurred and up front revenue billed by IASG on the installation of security systems. These balances are eliminated because there is no future obligation related to the deferrals. The remaining IASG historical deferred liabilities represent a legal performance obligation to provide security monitoring services in the future.

(8)	The pro forma adjustment to other current liabilities includes (i) approximately $0.84 million for the cost to provide continuing director and officer insurance coverage pursuant to Protection One’s agreement to indemnify the directors and officers of IASG for events that occurred prior to the consummation of the Merger, (ii) approximately $0.96 million related to leases of IASG facilities that are expected to close after the consolidation of its operations with Protection One, (iii) $0.56 million related to severance arrangements for IASG employees not retained by Protection One at the time of the Merger, and (iv) approximately $0.24 million for the costs related to registering and issuing the Protection One common shares related to the Merger. See item (10) below reflecting a reduction to paid-in capital of $0.24 million relating to these stock issuance costs.

(9)	Reflects an estimate of the increase in the deferred tax liability created from the increase to the book basis of dealer relationships (see item (4)) compared to the tax basis of dealer relationships determined at the respective estimated state income tax rates for the IASG subsidiary companies which file on a separate return basis. Protection One and IASG have federal income tax net operating losses and currently

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

reserve fully their deferred tax assets because management believes the deferred tax assets are not likely realizable.

(10)	Reflects (i) the elimination of IASG’s stockholders’ equity, (ii) Protection One’s common stock to be issued to the stockholders of IASG pursuant to the Merger Agreement (the valuation assumes Protection One’s common stock is valued at $12.125 per share, which is the average closing price of Protection One’s common stock for the two trading days immediately prior and subsequent to December 20, 2006, the announcement date of the IASG Merger Agreement) and (iii) the estimate of issuance costs of Protection One stock to be issued related to the Merger.

	Elimination	Issuance of	Protection
	of IASG	Protection One	One
	Stockholders’	Common Stock	Issuance	Pro Forma
	Equity	and Stock Options	Costs	Adjustment
	(In thousands)

Common stock	$(25)	$71	$—	$46
Treasury stock	1,000	—	—	1,000
Additional paid in capital	(207,557)	88,516	(235)	(119,276)
Accumulated deficit	171,577	—	—	171,577

Total stockholders’ equity	$(35,005)	$88,587	$(235)	$53,347

(b)	Unaudited Pro Forma Condensed Combined Statement of Operations

(1)	Reflects elimination of the amortization of IASG assets and liabilities related to (i) previously deferred customer acquisition revenue, (ii) previously deferred customer acquisition expense and (iii) the historical basis of purchased customer accounts, dealer relationships and other identifiable intangibles. The reversal of amortization on customer accounts, dealer relationships and other identifiable intangibles is partially offset by the amortization of the newly allocated values of intangibles acquired as part of the purchase price allocation.

The adjustments for the year ended December 31, 2006 were as follows (in thousands):

	Elimination of	Additional
	IASG Historical	Amortization	Net Pro Forma
	Amortization	Adjustments	Adjustment

Installation and other revenue	$(1,214)	$—	$(1,214)
Installation and other cost of revenue	$(1,995)	$—	$(1,995)
Amortization expense	$(24,433)	$27,288	$2,855

The adjustments for the three months ended March 31, 2007 were as follows (in thousands):

	Elimination of	Additional
	IASG Historical	Amortization	Net Pro Forma
	Amortization	Adjustments	Adjustment

Installation and other revenue	$(314)	$—	$(314)
Installation and other cost of revenue	$(522)	$—	$(522)
Amortization expense	$(5,202)	$5,913	$711

Protection One expects to obtain third-party valuations for these intangible assets, thus the amounts and amortization rates used for the pro forma purposes are preliminary and subject to change.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The pro forma amortization rates for the identifiable intangible assets are as follows:

Intangible Asset:	Amortization Rate

Customer accounts — existing Protection One	10-years, 135% declining balance
Customer accounts — IASG	9-years, 150% declining balance
Dealer relationships	15-years, 150% declining balance
Trade names	Indefinite
Affinity relationships	6-years straight line (based on a valuation study previously obtained by IASG)
Non-compete agreements	Based on contractual life ranging from 1 to 8 years

The pro forma amortization rate utilized for the IASG customer accounts is expected to be higher initially than the rate currently utilized by Protection One for its customer account base. Protection One developed its amortization rate after obtaining lifing studies in 2002 of its then existing customer account base. For the last three years, attrition rates for the IASG retail customer base have been higher than the Protection One retail attrition rates, but management expects the attrition rate on the IASG customer accounts will eventually converge with that of the Protection One customer base after a two to three-year transition period. The IASG retail customer base is being added to the existing Protection One branch infrastructure which will permit Protection One branch offices to manage and service the respective IASG customers. During our due diligence in connection with the Merger, Protection One obtained a demographic study of the IASG retail customer pool based on customer locations and concluded that many of the relevant characteristics of the IASG customers were similar to the existing Protection One customers, including household income, employment status and household type.

The pro forma amortization rate utilized for dealer relationships is generally the same as that formerly utilized by IASG. The wholesale operation is expected to continue to operate separately from other divisions of the combined company and the amortization rate is expected to be consistent with IASG’s historical amortization rate.

The amortization rates used for pro forma purposes are preliminary and subject to change upon Protection One obtaining lifing studies of the IASG customer accounts and dealer relationships which are expected to be obtained after the Merger. A change to the amortization rate will result in a change in amortization expense which may be significant. The table below reflects the increase to the respective pro forma period amortization expense resulting from changes to the respective amortization rates (amounts in thousands):

	8-Yr Life;	8-Yr Life;	9-Yr Life;
	135% DB	150% DB	200% DB

Customer accounts — year ended 12/31/06	$271	$2,708	$7,222
Customer accounts — 3 months ended 3/31/07	$45	$437	$1,103

	10-Yr Life;	10-Yr Life;	15-Yr Life;
	150% DB	200% DB	200% DB

Dealer relationships — year ended 12/31/06	$2,300	$4,600	$1,553
Dealer relationships — 3 months ended 3/31/07	$431	$805	$294

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

(2)	Represents adjustments to eliminate historical IASG amortization of capitalized debt costs, net of amortization of estimated capitalized debt costs relating to the Senior Secured Notes issued by POAMI in exchange for the IASG Notes. Interest expense is further reduced by amortization of the debt premium associated with the fair value allocation of the $115.345 million IASG Notes exchanged for the Senior Secured Notes (see (a) (6) above). Pro forma interest expense is further reduced to reflect the decrease in outstanding notes after redemption of $9.655 million of the notes at closing. The components of the pro forma interest adjustment is as follows (amounts in thousands):

	Elimination of
	Historical			Reduced	Total
	Amortization of	Amortization	Amortization	Interest From	Pro Forma
	Debt Costs	of New Debt Costs	of Debt Premium	Redeemed Debt	Adjustment

Interest expense for year ended 12/31/06	$(973)	$403	$(1,765)	$(1,255)	$(3,590)
Interest expense for quarter ended 3/31/07	$(242)	$101	$(468)	$(314)	$(923)

If the effective interest rate used for valuing the IASG debt was 10.0% instead of 9.5% used for the above calculation, the decrease to interest expense from the amortization of debt premium for the year ended December 31, 2006 would be ($1,265). If the effective interest rate used was 9.0% the decrease to interest expense from the amortization of debt premium for the period would be ($2,276).

(3)	In accordance with Statement of Financial Accounting Standard No. 123R, “Share Based Payment,” an additional fair value measurement of both the IASG options and the Protection One options which replaced the IASG options was made as of the closing date of the Merger. The preliminary results indicate the fair value of the Protection One options exceed the fair value of the IASG options held by employees by approximately $0.2 million and such excess will be recorded as compensation expense in Protection One’s statement of operations as of the closing date of the Merger. No adjustment is reflected in the pro forma condensed combined statement of operations because the adjustment is not expected to have a continuing impact on the combined company.

(4)	Represents the reversal of an impairment charge to IASG’s historical goodwill in the third quarter of 2006.

(5)	Represents a reversal of the net tax benefit recorded by IASG as part of the impairment charge to goodwill reported by IASG in the third quarter of 2006.

Note 3 —	Unaudited Pro Forma Combined Earnings Per Common Share

Unaudited pro forma combined earnings per common share are computed in accordance with SFAS No. 128, “Earnings Per Share.” Pro forma combined basic and diluted earnings per Protection One common share is computed by dividing: (i) pro forma combined net earnings by (ii) the weighted average number of Protection One common shares outstanding during the period as if the Merger had occurred on January 1, 2006. The basic and diluted average number of shares of IASG common stock outstanding has been adjusted to reflect the impact of the Merger by applying the 0.29:1 exchange ratio to amounts historically reported by IASG. For each of the periods presented the adjustments to the basic and diluted average number of shares outstanding for the combined company was calculated as follows:

				Outstanding
	Outstanding			Shares
	Shares Reported	Adjustment		Pro Forma

Year Ended December 31, 2006:
Protection One	18,233	—		18,233
IASG	24,369	(17,302	)(a)	7,067

Pro Forma Combined				25,300

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

				Outstanding
	Outstanding			Shares
	Shares Reported	Adjustment		Pro Forma

Quarter Ended March 31, 2007:
Protection One	18,240	—		18,240
IASG	24,369	(17,302	)(a)	7,067

Pro Forma Combined				25,307

(a)	Adjustment to reflect exchange ratio of 0.29 Protection One shares for each IASG share.

For the year ended December 31, 2006, Protection One and IASG together had outstanding stock options that represented 0.8 million dilutive potential common shares and for the three months ended March 31, 2007 the combined company had outstanding stock options that represented 0.9 million dilutive potential common shares. These securities are not included in the computation of diluted earnings per share since to do so would have been anti-dilutive.

The unaudited pro forma combined basic and diluted earnings per share of common stock do not purport to be indicative of the actual results that would have been achieved by the combined company for the periods presented or that will be achieved by us in the future.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	March 31,
	2006	2007
	(In thousands,
	except for share data)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$13,664	$23,687
Current portion of notes receivable	4,154	3,285
Accounts receivable less allowance for doubtful accounts	5,673	3,728
Inventories	1,378	1,536
Prepaid expenses	1,533	1,367
Due from related parties	159	230

Total current assets	26,561	33,833
Property and equipment, net	8,094	7,473
Notes receivable net of current portion and allowance for doubtful accounts	6,333	4,306
Dealer relationships, net	28,475	27,460
Customer contracts, net	70,003	67,123
Deferred customer acquisition costs, net	8,314	7,966
Goodwill	26,233	26,233
Debt issuance costs, net	3,630	3,388
Assets of business transferred	7,687	7,687
Other identifiable intangibles, net	2,154	1,995
Restricted cash	1,063	1,108
Other assets	169	193

Total assets	$188,716	$188,765

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligations	$321	$319
Accounts payable	1,190	1,507
Accrued expenses	9,223	11,229
Current portion of deferred revenue	6,399	6,374
Current portion of deferred revenue — bundled arrangements	1,200	1,179
Other liabilities	593	296
Due to related parties	110	127

Total current liabilities	19,036	21,031
Long-term debt	125,000	125,000
Capital lease obligations, net of current portion	515	403
Deferred revenue, net of current portion	37	81
Deferred revenue — bundled arrangements, net of current portion	5,312	5,024
Liabilities of business transferred	1,043	1,043
Advance payment	762	762
Deferred income taxes	426	416

Total liabilities	152,131	153,760

Commitments and Contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value, authorized 3,000,000 shares, none issued and outstanding	—	—
Common stock, $0.001 par value, authorized 100,000,000 shares, 24,681,462 shares issued	25	25
Paid-in capital	207,548	207,557
Accumulated deficit	(169,988)	(171,577)
Treasury stock — common, at cost, 312,626 shares	(1,000)	(1,000)

Total stockholders’ equity	36,585	35,005

Total liabilities and stockholders’ equity	$188,716	$188,765

The accompanying notes are an integral part of the consolidated financial statements.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months
	Ended March 31,
	2006	2007
	(In thousands,
	except for share data)
	(Unaudited)

Revenue:
Monitoring fees	$7,833	$7,946
Revenue from customer accounts	13,676	12,703
Related party monitoring fees	26	34
Service, installation and other revenue	2,613	2,938

Total revenue	24,148	23,621

Expenses:
Cost of revenue (excluding depreciation and amortization)	9,451	8,959
Selling and marketing	1,273	1,461
Depreciation and amortization	6,378	5,962
(Gain) loss on sale or disposal of assets	(10)	—
General and administrative	6,954	5,461

Total expenses	24,046	21,843

Income (loss) from operations	102	1,778
Other income (expense):
Amortization of debt issuance costs	(242)	(242)
Interest expense	(4,117)	(4,107)
Interest income	1,035	997

Income (loss) before income taxes	(3,222)	(1,574)
Income tax expense (benefit)	192	15

Net income (loss)	$(3,414)	$(1,589)

Basic and diluted income (loss) per share	$(0.14)	$(0.07)

Weighted average number of common shares outstanding	24,368,836	24,368,836

The accompanying notes are an integral part of the consolidated financial statements.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months
	Ended March 31,
	2006	2007
	(In thousands)
	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(3,414)	$(1,589)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,378	5,962
Amortization of deferred customer acquisition costs , net	180	211
Amortization of debt issuance costs	242	242
Stock-based compensation	29	9
Provision for bad debts	29	(410)
Deferred income taxes	108	(10)
Earned discount on notes receivable	(250)	(276)
(Gain) loss on sale of customer contracts and accounts receivable	(8)	—
Changes in assets and liabilities, net of effects of acquisitions and non-cash transactions:
Accounts receivable	823	2,015
Inventories	(176)	(158)
Prepaid expenses	(164)	166
Other assets	203	(24)
Deferred customer acquisition costs	(793)	(174)
Due from/to related parties	31	(54)
Accounts payable and accrued expenses	3,723	2,323
Deferred revenue	(235)	19
Deferred revenue-bundled arrangements	580	3
Other liabilities	25	(297)

Net cash provided by operating activities	7,311	7,958

Cash flows from investing activities:
Purchase of property and equipment	(771)	(139)
Proceeds from sale of property and equipment	2	—
Purchase of customer contracts and dealer relationships	(1,220)	(1,148)
Proceeds from sale of customer contracts and accounts receivable	133	—
Financing of dealer loans	(4,165)	(2,004)
Repayment of dealer loans	1,783	5,515
Decrease (increase) in restricted cash	—	(45)
Business acquisitions, net of cash acquired	325	—

Net cash provided by (used in) investing activities	(3,913)	2,179

Cash flows from financing activities:
Payments of obligations under capital leases	(78)	(114)

Net cash used in financing activities	(78)	(114)

Net increase in cash and cash equivalents for the period	3,320	10,023
Cash and cash equivalents at beginning of year	16,239	13,664

Cash and cash equivalents at end of period	$19,559	$23,687

Supplemental disclosure of cash flow information:
Interest paid	$95	$88

Income taxes paid	$59	$63

Supplemental disclosure of non-cash items:
Notes receivable converted to customer contracts	$714	$—

The accompanying notes are an integral part of the consolidated financial statements.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Management Opinion

The financial information as of March 31, 2007 and for the three months ended March 31, 2007 and 2006, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, that are considered necessary for fair presentation of the financial position, results of operations and cash flows of Integrated Alarm Services Group, Inc. and Subsidiaries’ (“IASG” or the “Company”) for the three months ended March 31, 2007 and 2006 in accordance with accounting principles generally accepted in the United States of America. The results for any interim period are not necessarily indicative of results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have not been presented herein, in accordance with regulations. These financial statements should be read in conjunction with financial statements and notes thereto for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K. The 2006 year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“GAAP”).

2.	Notes Receivable

The Company’s notes receivable consisted of the following:

	December 31,	March 31,
	2006	2007
	(In thousands)

Performing loans	$11,024	$7,994
Non-performing loans	1,243	872

Total Loans	12,267	8,866
Less: Reserves	(302)	(58)
Purchase discount	(1,478)	(1,217)

Net loans	$10,487	$7,591

At December 31, 2006 and March 31, 2007, the Company had non-performing loans aggregating approximately $1,243,000 and $872,000 respectively. Currently the cash flow from the underlying collateral supports the carrying value of the loans, therefore no impairment charge was recorded. However, if the cash flow from the underlying collateral deteriorates, it may result in a future charge to earnings.

As part of the acquisitions of National Alarm Computer Center (“NACC”) in 2004 and Financial Security Services, Inc. (“FSS”) in 2005, the Company agreed to assume NACC and FSS’s obligations to provide open lines of credit to Dealers, subject to the terms of the agreements with the Dealers. At December 31, 2006 and March 31, 2007, amounts available to Dealers under these lines of credit were $5,000,000 and $3,834,000, respectively. The Company intends to fund these commitments with available funds.

The purchase discount resulted from the acquisitions of NACC and FSS. Purchase discount on acquired notes that are prepaid within the first year of acquisition is offset to goodwill.

3.	Goodwill and Intangibles

During the three months ended March 31, 2007, goodwill remained consistent with December 31, 2006.

The Company accounts for its goodwill under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, goodwill is not amortized, but it is tested for impairment at least annually. Each year the Company tests for impairment of goodwill according to a two-step approach. In the first step, the Company tests for impairment of goodwill by

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to its market capitalization at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment test in the third quarter of each year. After evaluating current financial forecasts and operating trends, Management believes that goodwill was not impaired at March 31, 2007. A non-cash goodwill impairment charge may result in a future period if there is a decline in estimated future earnings and cash flows.

Customer Contracts and Dealer Relationships

SFAS No. 144 Accounting for the Impairment or Disposal of Long Lived Assets requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets to be held and used is measured by a comparison of the carrying amount of the assets with the future net cash flows expected to be generated. Cash flows of dealer relationships and retail customer contracts are analyzed at the same group level (acquisition by acquisition and portfolio grouping, respectively) that they are identified for amortization, the lowest level for which independent cash flows are identifiable. All other long-lived assets are evaluated for impairment at the Company level, using one asset grouping. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no impairment losses during the three months ended March 31, 2006 and 2007.

Customer contracts at March 31, 2007 consist of the following:

			Contracts
	Existing	Dealer	Assumed from
	Portfolio	Acquired	Dealers	Total
	(In thousands)

Customer contracts December 31, 2006	$88,026	$36,058	$8,075	$132,159
Purchases	—	1,148	—	1,148
Sales and adjustments	—	—	—

Customer contracts March 31, 2007	88,026	37,206	8,075	133,307
Accumulated amortization December 31, 2006	38,791	16,443	6,922	62,156
Amortization	2,638	1,267	123	4,028

Accumulated amortization March 31, 2007	41,429	17,710	7,045	66,184
Customer contracts, net December 31, 2006	$49,235	$19,615	$1,153	$70,003

Customer contracts, net March 31, 2007	$46,597	$19,496	$1,030	$67,123

Customer contract amortization expense for the three months ended March 31, 2006 and 2007 was approximately $4,542,000 and $4,028,000 respectively. The amortization expense was reduced by approximately $105,000 using attrition reserves from contract purchase transactions for the three months ended March 31, 2006.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dealer relationships consist of the following:

		Accumulated
	Relationships	Amortization	Net
	(In thousands)

December 31, 2006	$58,529	$30,054	$28,475
Additions	—	1,015	(1,015)

March 31, 2007	$58,529	$31,069	$27,460

Amortization expense was approximately $1,131,000 and $1,015,000 for the three months ended March 31, 2006 and 2007, respectively.

Estimated amortization expense of customer contracts, dealer relationships, other identifiable intangible assets and deferred customer acquisition costs for the years ending December 31, 2007 through 2011 is as follows:

			Other	Deferred
			Identifiable	Customer
	Customer	Dealer	Intangible	Acquisition
Year	Contracts	Relationships	Assets	Costs	Total
	(In thousands)

2007 (nine months)	$6,613	$3,045	$456	$1,496	$11,610
2008	8,098	4,060	615	2,019	14,792
2009	7,219	3,802	599	1,729	13,349
2010	6,192	3,542	554	1,373	11,661
2011	4,883	3,277	119	945	9,224

Customer contract amortization for existing portfolios acquired subsequent to January 31, 2003 is calculated using an 18 year straight-line rate. No attrition has been recognized in the customer contract amortization projected for future years. The actual amortization expense in future periods will be higher due to the impact of attrition. The net unamortized cost of portfolios subject to variable amortization based upon attrition was approximately $43,945,000 as of March 31, 2007.

4.	Stockholders’ Equity

Stock-Based Compensation

The Company’s 2003 Stock Option Plan and 2004 Stock Option Plan, collectively (“SOP”) permit the grant of options which may either be “incentive stock options” (“ISOs”) or “non-qualified stock options: (“NSOs”). The total number of shares of our common stock that may be issued under the SOP may not exceed 1,350,000, subject to possible adjustment in the future as described below. All employees, officers, directors, consultants and independent contractors of the Company, or of any parent, subsidiary or affiliate are eligible to be granted options.

The exercise price of an option granted under the SOP may not be less than 100% of the fair market value of the Company’s common stock on the date of grant (110% of such fair market value in the case of an ISO granted to an optionee who owns or is deemed to own stock possessing more than 10% of the combined voting power of all classes of our stock).

The number of shares of common stock authorized for issuance under the SOP may be adjusted in the event our shares of common stock are changed into, or exchanged for cash, or securities of another entity through a reorganization, merger, recapitalization, reclassification, stock split, stock dividend, stock consolidation or combination or other similar transaction. In the event of the occurrence of any of the foregoing, the compensation committee may adjust the number of authorized shares under the SOP, and the options issued under the SOP, as appropriate under the circumstances.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to January 1, 2006, the Company accounted for activity under the employee stock plans using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, (Accounting for Stock-Based Compensation-Transition and Disclosure). Under APB No. 25, the Company generally recognized no compensation expense with respect to options granted to employees and directors as the option exercise price is generally equal to or greater than the fair value of the Company’s common stock on the date of the grant. The value of stock options granted to non-employees were expensed.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised), Share-Based Payment (“FAS 123R”), an amendment of FAS No. 123 (“FAS 123”), Accounting for Stock-Based Compensation. FAS 123R eliminates the ability to account for share-based payments using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and instead requires companies to recognize compensation expense using a fair-value based method for costs related to share-based payments including stock options and employee stock purchase plans. The expense will be measured as the fair value of the award at its grant date based on the estimated number of awards that are expected to vest, and recorded over the applicable service period. In the absence of an observable market price for a share-based award, the fair value would be based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the expected term of the award, the current price of the underlying shares, the expected volatility of the underlying share price, the expected dividends on the underlying shares and the risk-free interest rate. The standard also provides for different transition methods for past award grants, including the restatement of prior period results. The Company has elected to apply the modified prospective transition method to all past awards outstanding and unvested as of the effective date of January 1, 2006 and will recognize the associated expense over the remaining vesting period based on the fair values previously determined and disclosed as part of our pro-forma disclosures. The Company will not restate the results of prior periods. As such, the Company has recognized expense for unvested options during the quarter ended March 31, 2006 and 2007 of approximately $29,000 and $9,000, respectively.

The Company used the Black-Scholes option-pricing model (“Black-Scholes”) as its method of valuation under FAS 123R in fiscal year 2007 and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Black-Scholes was previously used for the Company’s proforma information required under FAS 123 for periods prior to fiscal year 2006. The fair value of share-based payment awards on the date of grant as determined by the Black-Scholes model is affected by our stock price as well as other assumption, including, but not limited to the expected volatility over the term of the awards and risk-free interest rate.

The Company recognized approximately $29,000 and $9,000 of stock-based compensation expense in the consolidated statement of operations in the three months ended March 31, 2006 and 2007, respectively. This expense had no effect on the net loss per share for either of the periods.

As of March 31, 2007, there was approximately $5,000 of unamortized compensation cost related to non-vested stock option awards, which is expected to be recognized over a remaining weighted average vesting period of .21 years.

Company stock options outstanding as of March 31, 2007 are as follows:

			Weighted Average
			Remaining
		Weighted Average	Contractual Term
	Options	Exercise Price	(in Years)

Options outstanding at December 31, 2006	2,458,500	$8.64	6.99
Option forfeited during 2007	(2,000)	$5.75

Options outstanding at March 31, 2007	2,456,500	$8.64	6.74

Options exercisable at March 31, 2007	2,334,396	$8.64	6.75

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There were no options exercised during the first quarter of 2007.

The options disclosed in the table above had no aggregate intrinsic value associated with them at March 31, 2007.

Company stock options outstanding become exercisable as follows:

	Option Plan	Weighted Average	Shareholder	Weighted Average
Period Ending	Option Shares	Exercise Price	Option Shares	Exercise Price

Currently exercisable	392,396	$5.63	1,942,000	$9.25
December 31, 2007	24,104	$5.68	42,000	$9.25
December 31, 2008	—	—	56,000	$9.25

	416,500	$5.64	2,040,000	$9.25

The following table summarized the activity related to stockholders’ equity for the three months ended March 31, 2007:

							Total
	Common Stock		Paid-in	Accumulated	Treasury Stock		Stockholders’
	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
	(In thousands, except share and per share amounts)

Balance, December 31, 2006	24,681,462	$25	$207,548	$(169,988)	312,626	$(1,000)	$36,585
Net income (loss)	—	—	—	(1,589)	—	—	(1,589)
Stock-based compensation	—	—	9	—	—	—	9

Balance, March 31, 2007	24,681,462	$25	$207,557	$(171,577)	312,626	$(1,000)	$35,005

5.	Income Taxes

A benefit related to the projected losses may not be recognized due to the Company’s continued belief that a full valuation allowance is required as an offset to its deferred tax assets. Deferred tax expense is a result of an increase in deferred tax liabilities. The deferred tax liability represents the state deferred tax liability of IASG which cannot be offset by the state deferred tax asset of its subsidiaries due to the companies being subject to state taxes in different state tax jurisdictions and deferred tax liabilities relating to tax goodwill basis differences associated with acquisitions. Current taxes include minimum taxes, capital taxes and state income taxes imposed on companies in separate taxing jurisdictions.

6.	Income (Loss) per Common Share

The income (loss) per common share is as follows:

	Three Months Ended March 31,
	2006	2007
	(In thousands, except share and per share amounts)

Numerator
Net income (loss)	$(3,414)	$(1,589)
Denominator
Weighted average shares outstanding	24,368,836	24,368,836
Net income (loss) per share	$(0.14)	$(0.07)

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The shares represented by options below have not been included as common stock equivalents, as they would be anti-dilutive.

	As of March 31,
		Weighted Average		Weighted Average
	2006	Option Price	2007	Option Price

Stock options outstanding are as follows:
Stock option plans	212,333	$6.41	416,500	$5.64
Shareholder options	2,040,000	$9.25	2,040,000	$9.25

Total	2,252,333		2,456,500

7.	Commitments and Contingencies

Letters of Credit

The Company has outstanding commercial letters of credit totaling approximately $150,000 which renewed for one year on April 8, 2007. These letters of credit are collateralized with cash deposits which are included in restricted cash on our consolidated balance sheet.

Litigation

In March 2003, Protection One, a company engaged in the business of providing security and other alarm monitoring services to residential and commercial customers, brought an action against the Company in the Superior Court of New Jersey, Camden County for $1.4 million unspecified damages in connection with the Company’s purchase of certain alarm monitoring contracts from B&D Advertising Corp. B&D had previously sold alarm monitoring contracts to Protection One. As part of such sales, B&D agreed not to solicit any customers whose contracts had been purchased and to keep certain information confidential. Protection One claims that the Company’s subsequent purchase of contracts from B&D constitutes tortious interference, that the Company utilized confidential information belonging to Protection One and that Protection One had an interest in some of the contracts that the Company purchased from B&D. This matter had been stayed pending the completion of the merger between Protection One and the Company which was effective April 2, 2007 at which time the matter was dismissed by agreement of the parties, without costs or recovery by any party.

On June 26, 2006, the Company’s former president Thomas J. Few, Sr. initiated litigation against the Company in connection with his employment, seeking a monetary award for amounts allegedly due to him under an employment agreement. The claim was filed in the Superior Court of New Jersey, in the Bergen County Law Division. The principal parties to the suit are Thomas J. Few, Sr. and the Company. Mr. Few alleges that he is owed up to 36 months of pay as well as an amount representing accrued but unused vacation as a result of his resignation following the Company’s alleged breach of the employment agreement. Settlement negotiations have been unsuccessful and discovery proceedings are underway as ordered by the Bergen county Law Division.

The Company does not believe it breached its contractual obligations or otherwise violated its duties in connection with this matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on IASG’s financial condition, results of operations or liquidity.

On April 24, 2007, the Company was served in a lawsuit brought by Shanta Mallikarjuna in connection with losses allegedly incurred in connection with a June 2006 burglary of her residence (Shanta Mallikarjuna v. Integrated Alarm Services Group, Inc., Supreme Court of the State of New York, Nassau County, Case No. 006398/07). The complaint alleges various causes of action including Integrated Alarm’s gross negligence,

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

breach of contract, fraud and breach of warranty. The plaintiff alleges $1.5 million in damages as the result of the alleged theft of certain personal property.

The litigation is at a preliminary stage and the Company is investigating the facts involved in this matter. The Company has notified its insurance carriers of the matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on IASG’s financial condition, results of operations or liquidity.

On April 30, 2007, the Company was served in a lawsuit brought by By the Carat, Inc. and John P. Humbert, Jr. and his wife, Valery Humbert, its owners, in connection with damages and injuries allegedly sustained as a result of a December 2004 armed robbery of their jewelry business (By the Carat, Inc., John P. Humbert, Jr. and Valery Humbert v. Knightwatch Security Systems, Criticom International Corporation, Monital Signal Corporation, Integrated Alarm Services Group, Inc., et al, Superior Court of New Jersey, Monmouth County Law Division, Docket No.: MON-L-5830-06). The complaint alleges various causes of action including breach of contract, breach of the covenant of good faith and fair dealing, consumer fraud, intentional and negligent infliction of emotional distress, breach of warranty and gross negligence. The complaint alleges bodily injury to the Humberts and property losses of several million dollars in jewelry and precious metals.

The litigation is at a preliminary stage, and the Company is investigating the facts involved in this matter. The Company has notified its insurance carriers of the matter. In the opinion of management, the final outcome of such litigation will not have a material adverse effect on IASG’s financial condition, results of operations or liquidity.

On March 20, 2007, IASG’s subsidiary, Criticom International Corporation, was served in a lawsuit brought by Mark and Leslie Murnane, in connection with alleged property damage and personal injuries suffered in connection with a February 2, 2005 fire which destroyed their Blairstown, New Jersey residence and its contents. In this suit, Plaintiffs allege product liability, negligent or faulty installation of their alarm system and negligent failure to timely dispatch the fire department. (Mark Murnane and Leslie Murnane, Plaintiffs vs Meenan Home Security Systems, a division of Region Oil; Criticom International Corporation (alarm service company); and ABC Corporation, a fictitious name (alarm equipment manufacturer), Defendants, Superior Court of New Jersey, Warren County Law Division, Docket No. L 39-07).

The Company has notified its insurance carriers of the claims and counsel has been engaged to defend the Company.

The litigation is at a preliminary stage, and the Company is investigating the facts involved in this matter. In the opinion of management, based on the facts known to date, the final outcome of such litigation will not have a material adverse effect on IASG’s financial condition, results of operations or liquidity.

The Company is involved in litigation and various legal matters that have arisen in the ordinary course of business. The Company does not believe that the outcome of these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows in a particular quarter or fiscal year.

Professional Fees

In August of 2006, the Company engaged Houlihan Lokey Howard & Zukin (“Houlihan Lokey”) as its financial advisor. Houlihan Lokey assisted the Company in negotiating the merger with Protection One, which is more fully disclosed in footnote 9. The fees paid to Houlihan Lokey were approximately $2.3 million, upon the consummation of the merger on April 2, 2007.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Segment and Related Information

During the third quarter of 2006, the Company realigned its segments into three reportable segments: alarm-monitoring wholesale services, alarm-monitoring residential services and alarm-monitoring commercial services. Prior period segment information for the three months ended March 31, 2006 has been retroactively adjusted to reflect this realignment. The Company determines its reportable segments based on its method of internal reporting which is used by management for making operational decisions and assessing performance.

The alarm-monitoring wholesale services segment provides monitoring services to a broad range of independent alarm-monitoring dealers. The alarm-monitoring residential services segment provides monitoring services to its end customers, working capital to independent alarm-monitoring dealers and customer service and billing and collection services to our portfolio of accounts. This is accomplished by purchasing alarm monitoring contracts from the dealer or by providing loans using the dealer’s alarm monitoring contracts as collateral. IASI provides monitoring services (through IASG and other affiliated and non-affiliated entities) to its customers through the wholesale segment. The alarm-monitoring commercial services segment is a commercial security integrator that provides installation, testing and maintenance for commercial customers as well as monitoring services to its end customers.

Management has determined that an appropriate measure of the performance of its operating segments would be made through an evaluation of each segment’s income (loss) before income taxes. The Company does not allocate corporate accounting, legal and other professional fees, corporate salaries, benefits and other compensation, director related expenses and other corporate expenses to the segments because the decision making for the majority of these expenses does not reside within the segments. Interest related charges are allocated to the segments based on inter-company agreements in place during the specific year.

Summarized financial information as of and for the three months ended March 31, 2006 and 2007 concerning the Company’s reportable segments is shown in the following table:

Three Months ended March 31, 2006 (in thousands):

	Alarm-Monitoring	Alarm-Monitoring	Alarm-Monitoring
	Wholesale	Residential	Commercial	Corporate and	Consolidated
	Services	Services	Services	Eliminations	Total

Total revenue	$7,859	$11,954	$4,335	$—	$24,148
Intersegment revenue	1,193	—	—	(1,193)	—
Interest income	—	929	—	106	1,035
Interest expense	1	12	9	4,095	4,117
Income (loss) before income taxes	1,788	1,416	102	(6,528)	(3,222)
Purchase of contracts and businesses	—	895	—	—	895
Depreciation and amortization	1,425	4,274	679	—	6,378
Amortization of customer acquisition costs	—	96	364	—	460

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three Months ended March 31, 2007 (in thousands):

	Alarm-Monitoring	Alarm-Monitoring	Alarm-Monitoring
	Wholesale	Residential	Commercial	Corporate and	Consolidated
	Services	Services	Services	Eliminations	Total

Total revenue	$7,980	$10,555	$5,086	$—	$23,621
Intersegment revenue	1,107	—	—	(1,107)	—
Interest income	—	831	—	166	997
Interest expense	—	5	6	4,096	4,107
Income (loss) before income taxes	2,069	2,204	357	(6,204)	(1,574)
Purchase of contracts, dealer relations and businesses	—	1,148	—	—	1,148
Depreciation and amortization	1,401	3,944	608	9	5,962
Amortization of customer acquisition costs	—	103	419	—	522

Reconciliation of segment income (loss) before income taxes to consolidated income (loss) before income taxes:

	For the Three Months
	Ended March 31,
	2006	2007
	(In thousands)

Income (loss) before income taxes:
Alarm-Monitoring — Wholesale Services	$1,788	$2,069
Alarm-Monitoring — Residential Services	1,416	2,204
Alarm-Monitoring — Commercial Services	102	357
Unallocated Expenses:
Corporate accounting, legal and other professional services	(925)	(966)
Corporate salaries, benefits and other compensation	(927)	(642)
Director and officer related expenses	(261)	(230)
Interest expense	(4,095)	(4,096)
Amortization of debt issuance costs	(242)	(242)
Litigation settlement	—	11
Other corporate expenses, net	(78)	(39)

Consolidated income (loss) before income taxes	$(3,222)	$(1,574)

9.	Subsequent Events

On December 20, 2006, Protection One, Inc. entered into the Merger Agreement with IASG and Tara Acquisition Corp, a wholly owned subsidiary of Protection One, Inc., pursuant to which Protection One acquired IASG on April 2, 2007. Holders of IASG common stock received 0.29 shares of Protection One, Inc. common stock for each share of IASG common stock held. A total of 7.066,960 shares of Protection One common stock were issued in exchange for IASG common stock with cash paid in lieu of fractional shares. Also, under the Merger Agreement, Raymond C. Kubacki and Arlene M. Yocum, both former IASG directors, were appointed to the Board of Protection One, Inc. on April 2, 2007.

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On April 2, 2007, Protection One Alarm Monitoring, Inc. (“POAMI”) completed the Exchange Offer for up to $125 million aggregate principal amount of IASG Old Notes. Pursuant to the terms of the Exchange Offer, validly tendered Old Notes were exchanged for New Notes. Of the $125 million aggregate principal amount of Old Notes outstanding, approximately $115.3 million were tendered for exchange. Old Notes that were not tendered for exchange were redeemed on May 2, 2007. In connection with the Exchange Offer, IASG solicited consents for amendments and waivers of certain provisions under the indenture governing the Old Notes (“the IASG Indenture”). Such amendments and waivers were approved and are set forth in the First Supplemental Indenture, dated as of April 2, 2007, among IASG, the guarantors named therein and Wells Fargo Bank, N.A., as trustee (the “Trustee”).

The New Notes, which rank equally with POAMI’s existing and future senior secured indebtedness and any indebtedness incurred under POAMI’s senior credit facility, are jointly and severally guaranteed by Protection One, Inc. and its subsidiaries and secured by second priority liens granted to the Trustee for the benefit of the holders of New Notes on substantially all of Protection One, Inc. and its subsidiaries’ tangible and intangible property.

10.	Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The Company will be required to apply the guidance contained in FAS No. 159 beginning with financial statements for the year ended December 31, 2008 and has not yet determined the effect that adoption will have on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Company will be required to apply the guidance contained in FAS No. 157 beginning with financial statements for the year ended December 31, 2008 and has not yet determined the effect that adoption will have on its financial statements.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109, which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax provisions. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 31, 2006 and the Company adopted the new requirements in the first quarter of 2007. The Company’s adoption of FIN 48 on January 1, 2007 did not have any impact on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140 (“FAS No. 156”). This Standard amends FASB Statement No. 140, Accounting for Transfers and Servicing Assets and Extinguishment of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Standard requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract when there is a related sale of financial assets, certain transfers, or assumption of an obligation to service a financial asset that does not relate to the financial assets of the servicer. The Company will be required to adopt this Statement on January 1, 2007 and will apply the requirements prospectively to all transactions after the effective date. The Company adopted FAS No. 156 on January 1, 2007 and it did not have any effect on its financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140 (“FAS No. 155”).

INTEGRATED ALARM SERVICES GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This Standard resolves and clarifies the accounting and reporting for certain financial instruments including, hybrid financial instruments with embedded derivatives, interest-only strips, and securitized financial instruments. FAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted this Standard on January 1, 2007 and FAS No. 155 did not have any impact on its financial statements.